Exhibit 99.1

SINOVAC Board of Directors Urges Shareholders to Vote the WHITE Proxy Card
“AGAINST” the Misguided Proposals to Remove SINOVAC’s Current Board

Reaffirms Commitment to Declaring Dividends and New Dividend Policy

Underscores Pledge to Work with NASDAQ Toward Resuming Trading

Continues to Diligently Defend Against the Dissenting Investor Group’s Multi-Jurisdictional Legal
Tactics to Block the US$55.00 Per Common Share Cash Dividend

BEIJING, June 30, 2025 – The Board of Directors of SINOVAC Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today sent a letter to shareholders ahead of the Special Meeting of Shareholders to be held on Wednesday, July 9, 2025 at 8:00 a.m. China Standard Time (Tuesday, July 8, 2025 at 8:00 p.m. Atlantic Standard Time).

The full text of the letter follows:

Dear SINOVAC Shareholder,

It is time to act. Your vote at the upcoming Special Meeting of Shareholders will shape SINOVAC’s future.

SAIF has called this Special Meeting to reconstitute a remnant of the Former Board that the UK Privy Council deemed to be “Imposters” in its final, non-appealable January 2025 ruling. Proposing this slate (the “Reconstituted Imposter Former Board Slate”) is the latest scheme by Advantech/Prime Success (“Advantech/Prime”), Vivo Capital (together, the “Dissenting Investor Group”), and other members of the Former Management Buyout Consortium to seize control of SINOVAC at the expense of common shareholders.

While your current SINOVAC Board has been delivering on its promises to restore fairness and deliver value to all SINOVAC shareholders, the Dissenting Investor Group has been continuing its attempt to derail our progress through misleading rhetoric, baseless claims and frivolous legal actions. Their self-serving strategies pose a direct threat to the value of your investment and the future of SINOVAC. The facts speak for themselves:

COMMITMENT TO DECLARING DIVIDENDS

Since it was installed by the Privy Council ruling, and in accordance with Antiguan law, in just four months, the current SINOVAC Board has:

•	Declared a US$55.00 per common share special cash dividend due to be paid on July 7, 2025.
•	Announced plans for an additional US$11.00 per common share cash dividend, contingent on the cancellation of the unauthorized PIPE shares acquired by Advantech/Prime and Vivo Capital.
•	Decided to declare a second special cash dividend of US$19.00 per common share, with the potential of an additional US$3.73 per common share if the PIPE shares are cancelled.

•	Adopted a policy to issue regular dividends out of surplus cash, with potential future distributions of US$20.00 - US$50.00 per common share.

IN CONTRAST, the Imposter Former Board failed to declare any dividends to common shareholders during the seven years it presided over SINOVAC, while draining cash from subsidiaries for itself to the exclusion of common shareholders. Today, the Imposter Former Board blames litigation during 2018-2024 as the reason it couldn’t pay dividends, but ironically, the litigation it tried to use as an excuse did not prevent the Imposter Former Board’s cronies from pocketing more than US$2 billion in dividends from our operating subsidiary. In a statement from the Company’s 2023 20-F filed in April 2024, the Board stated it did not “have any present plan to pay any cash dividends on Sinovac Antigua’s shares in the foreseeable future.” The Imposter Former Board did not say the non-dividend policy was because of litigation. However, the onslaught of baseless, multi-jurisdictional lawfare by the same bad actors did not prevent the current SINOVAC Board from declaring the US$55.00 per common share cash dividend. Their lawsuits, intended to interfere with the dividend payout to all valid shareholders, have been defeated in New York and Hong Kong.

The Reconstituted Imposter Former Board Slate, while paying lip service to endorsing our US$55.00 per common share cash dividend, haven’t yet supported the additional dividends we’ve declared or our new dividend policy. Their sudden interest in dividends is nothing more than a hollow promise. We believe they would seek to privatize the Company again at below market prices and deprive shareholders of their rightful cash distributions.

Shareholders should be asking the Reconstituted Imposter Former Board Slate this question: will you publicly support the current SINOVAC Board’s plans for additional cash dividends and the dividend policy it recently adopted?

RESUMPTION OF GOOD RELATIONS WITH NASDAQ AND REGULATORS

The current SINOVAC Board has done significant work to unwind the seven years of compliance shortcomings that occurred under the Imposter Former Board, which directly led to the NASDAQ trading halt. This work includes:

•	Engaging senior NASDAQ officials to regain compliance, resume trading and support the US$55.00 per share special cash dividend.
•	Launching a formal exploration of a future listing on the Stock Exchange of Hong Kong to promote liquidity, mitigate geopolitical risk and maximize shareholder value.
•	Tasking its Audit Committee with conducting a process to evaluate and select a new independent registered public accounting firm and end the revolving door of auditing firms under the Imposter Former Board.

IN CONTRAST, the Reconstituted Imposter Former Board Slate is responsible for the very issues they now claim they’ll resolve. Their unlawful actions triggered the 2019 NASDAQ trading halt and forced the resignation of Grant Thornton, SINOVAC’s former auditor, due to sham transactions.

PROTECTING VALID SINOVAC SHAREHOLDERS AND PAYING DIVIDENDS IN THE FACE OF CONTINUOUS LAWFARE WAGED BY ADVANTECH/PRIME AND VIVO CAPITAL

The current SINOVAC Board is committed to fighting the self-serving, continuous and wasteful lawfare from the Dissenting Investor Group, which includes filing suits in New York and Hong Kong, and seeking injunctions designed to interfere with the payment of the US$55.00 special cash dividend to all common shareholders.

In response to this self-serving lawfare strategy, the current SINOVAC Board has:

•	Vigorously defended our position and prevailed against Advantech/Prime in New York and Hong Kong.
•	Committed to fighting to protect valid shareholders and redistribute funds that were improperly allocated to the invalid PIPE shareholders.

IN CONTRAST, the Dissenting Investor Group continues to talk out of both sides of their mouth – pretending they are in favor of dividend payments while filing intentionally vague lawsuits intended to deprive common shareholders of rightful dividend payments. The Reconstituted Imposter Former Board Slate would allow these actions to continue unchecked.

STRATEGIC REALIGNMENT FOR SHAREHOLDER VALUE CREATION

In addition to dividends, the current SINOVAC Board is taking the necessary steps to correct the injustices of the past, position the Company for a brighter future and enhance governance by:

•	Accelerating the resumption of trading on NASDAQ and exploring future listings on other exchanges.
•	Planning an annual meeting of shareholders in the second quarter of 2026 to nominate a full slate of highly-qualified and independent directors.
•	Executing a global growth strategy to expand SINOVAC’s business in China and globally, leveraging our position as a leading provider of vaccine products.

IN CONTRAST, during the seven years it presided over the Company, the Imposter Former Board demonstrated a pattern of self-dealing that allowed Advantech/Prime, Vivo Capital and their cronies to loot billions of dollars from SINOVAC while common SINOVAC shareholders received nothing. During that time, the Imposter Former Board approved an invalid PIPE transaction, which is in the process of being unwound, gifted Advantech/Prime and Vivo Capital shares of SINOVAC’s operating subsidiary, granted shares to select minority shareholders, doled out excessive bonuses to the SINOVAC management team, and enabled non-arms length investments by SINOVAC of nearly US$100 million in Vivo Capital Funds. Shareholders should ask themselves: do you think the Imposter Former Board Slate would really have all SINOVAC shareholders’ best interests in mind? We doubt it.

YOUR VOTE IS IMPORTANT

The Special Meeting of Shareholders (the “Special Meeting”) will be held on Wednesday, July 9, 2025 at 8:00 a.m. China Standard Time (Tuesday, July 8, 2025 at 8:00 p.m. Atlantic Standard Time).

Your vote determines SINOVAC’s future, receipt of your dividend payments and the long-term value of your investment. The facts are clear, and so is the choice.

We urge you to vote on the WHITE proxy card:

•	“AGAINST” Proposal 1 to remove the current SINOVAC Board.
•	“AGAINST” Proposal 2 to appoint the Reconstituted Imposter Former Board Slate.

DISCARD any items you received asking you to vote for the Reconstituted Imposter Former Board Slate. If you have already voted for the Reconstituted Imposter Former Board Slate, you can subsequently revoke it by using the WHITE proxy card or WHITE voting instruction form to vote. Only your latest-dated vote will count!

THANK YOU

We thank you for your continued confidence and support as we work to protect your investment and the future of SINOVAC.

If you have questions about how your vote can be counted, please contact our proxy solicitor, Georgeson LLC, toll free at (844) 568-1506 in the U.S and (646) 543-1968 outside the U.S. or via email at SinovacSpecialMeeting@georgeson.com.

For more information, visit www.votesinovac.com.

Sincerely,

The SINOVAC Board of Directors

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected Hand-Foot-Mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC's Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

Important Additional Information and Where to Find It

In connection with SINOVAC’s Special Meeting, SINOVAC has filed with the U.S. Securities and Exchange Commission (“SEC”) and mailed to shareholders of record entitled to vote at the Special Meeting a definitive proxy statement and other documents, including a WHITE proxy card. SHAREHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS WHEN FILED WITH THE SEC AND WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and other interested parties will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from SINOVAC at its website: https://www.sinovac.com/en-us/Investors/sec_filings. You may also obtain copies of SINOVAC’s definitive proxy statement and other documents, free of charge, by contacting SINOVAC’s Investor Relations Department at ir@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s or Board’s control, which may cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company and Board do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contacts

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Sinovac@fgsglobal.com